1427702 B.C. Ltd.

2900-550 Burrard Street

Vancouver, British Columbia, Canada V6C 0A3

November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Daniel Crawford
Mary Mast
Gary Newberry

Re:	1427702 B.C. Ltd.
Registration Statement on Form F-4
Filed on August 14, 2023, as amended
File No. 333-273972

To the addressees set forth above:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1427702 B.C. Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on November 13, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Ryan Wilson
Ryan Wilson
Director

cc: Ellenoff Grossman & Schole LLP